

Mail Stop 3561

July 18, 2017

Garrett E. Pierce
Chief Financial Officer
Orbital ATK, Inc.
45101 Warp Drive
Dulles, Virginia  20166

> **Re:     Orbital ATK, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Filed April 28, 2017**
> **File No. 001-10582**

Dear Mr. Pierce:

We have reviewed your filing and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond.  If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2016

Management's Discussion and Analysis

Results of Operations, page 36

1.     We note from your segment disclosure in Note 19 to the financial statements that for the past two years the Flight Systems Group and Defense Systems Group contribution to earnings is disproportionate to their revenues.  For example, although Defense Systems Group contributes the most revenue of the three segments, its income from continuing operations, before interest, income taxes and noncontrolling interest, your segment profitability measure, is lower than the Flight Systems Group, which contributes less revenue but generates more income.  Please revise your discussion in MD&A to specifically address this difference in segment profitability.

Critical Accounting Estimates

Revenue Recognition, page 32

2.      We note your disclosure that aggregate net changes in contract estimates recognized using the cumulative catch-up method of accounting increased operating income by approximately $81 million in the year ended December 31, 2016, approximately $38 million in the 2015 transition period and approximately $92 million in fiscal 2015. Please revise your MD&A disclosure to provide the gross amount of favorable and unfavorable adjustments to contract estimates to complete for each period presented. To the extent material, please revise your disclosure to address such circumstances, accompanied by an appropriate level of analysis of the underlying reasons for the significant changes. We believe such disclosure will give investors more insight to the estimation process associated with your contracts.

Notes to the Financial Statements

Note 19. Operating Segment Information, page 92

3.      We note that each of your operating segments develops and produces a number of different products. Please revise your notes to the financial statements to disclose revenue for each product and service or each group of similar products and services as required by ASC 280-10-50-40.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Beverly A. Singleton at (202) 551-3328 or Claire L. Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3379 with any other questions.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief
Office of Transportation and Leisure